For immediate release
                                                                    May 11, 2004

                     Toyota Reports Record Year-End Results

                Higher Vehicle Sales in All Regions Play Key Role

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).
          Unconsolidated figures are reported according to Japan GAAP.)

Tokyo -- TOYOTA MOTOR CORPORATION (TMC) announced today consolidated and unconsolidated operating results for the fiscal year ended March 31, 2004.

Toyota's consolidated financial results are reported in accordance with U.S. generally accepted accounting principles (U.S. GAAP). For the purposes of comparison, fiscal year 2003 figures have also been restated according to U.S. GAAP.

On a consolidated basis, net revenues for the twelve months ended March 31, 2004, increased 11.6 percent year-over-year to 17.29 trillion yen. Operating income reached a new high at 1.66 trillion yen, an increase of 395.2 billion yen, or 31.1 percent, over the previous fiscal year. Net income climbed 54.8 percent, or to 1.16 trillion yen. All of these figures marked record highs.

Basic earnings per share for the year was 342.90 yen, an increase of 131.58 yen over the fiscal year ended March 31, 2003.

Positive contributions to operating income included 320 billion yen in improved marketing efforts, 230 billion yen in cost reduction efforts, and a 107.0 billion yen gain from the transfer of the substitutional portion of the employee pension fund to the government. These gains offset the negative effects of changes in exchange rates (140 billion yen) and a 121.8 billion yen increase in labor costs and other expenses.

Unconsolidated net revenues and ordinary income for the fiscal year also increased, with net sales reaching 8.96 trillion yen, an increase of 2.6 percent versus last year. Ordinary income increased 2.6 percent to 915.7 billion yen.

TMC also announced a second-half cash dividend for the six months ended March 31, 2004 of twenty-five yen, an increase of five yen per share compared with the same period last fiscal year. Total dividend payout for the full year was forty-five yen per share, an increase of nine-yen year-over-year. TMC has increased its dividend for five consecutive terms, and the payout has almost doubled over that span.

Commenting on the results, TMC President Fujio Cho said, "In fiscal year 2004, Toyota's consolidated vehicle sales increased in all regions to 6.71 million units. As a result, our production reached full capacity, leading to improved profitability at our subsidiaries. Overall, operating profits of our subsidiaries have increased almost 300 percent over the past five years. Clearly, we are benefiting from our efforts to strengthen our overseas operations and create a global business model that is more resistant to market fluctuations and currency exchange risk."



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In Japan, despite difficult market conditions, demand for new models like the new Raum, SIENTA, and Crown contributed to higher sales than last year. Toyota's share of the domestic market (excluding mini-vehicles) for the twelve months ended March 31, 2004 was 42.9 percent, up 0.6 percent from the previous fiscal year.

Sales in North America reached 2.10 million vehicles, an increase of 121 thousand vehicles, mainly due to the strong popularity of models including the Sienna, Lexus RX330 and Corolla.

In Europe, favorable sales, mainly of the new Avensis and other core models such as the Yaris and Corolla, resulted in total sales of 898 thousand units, an increase of 122 thousand units over last year.

Sales in other regions including Asia, the Middle East and Oceania improved to reach 1.41 million vehicles, an increase of 277 thousand units. In Asia specifically, sales increases have exceeded the market's rate of recovery since the economic crisis.

TMC also announced its forecast for the fiscal year ending March 31, 2005. Based on an exchange rate of 105 yen to the U.S. dollar and 125 yen to the euro, TMC forecasts unconsolidated net sales of nine trillion yen, ordinary income of 830 billion yen and net income of 520 billion yen.

TMC estimates that consolidated vehicle sales for the fiscal year ending March 31, 2005 will be 7.02 million vehicles.

Cho concluded by commenting on the consolidated profit outlook for the fiscal year ending March 31, 2005. "With a number of important domestic and overseas projects underway, we recognize the uncertainties we're facing in both the foreign exchange and interest rate environment. In responding to these challenges, Toyota will continue its sales and cost reduction efforts and work hard to maintain the profit levels of the fiscal year ending March 2004."

(Please see the attached information for details on the financial results. Further information is also available on the Internet at www.toyota.co.jp) Cautionary Statement with Respect to Forward-Looking Statements

This release contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies affecting Toyota's automotive operations, in the markets in which Toyota operates, particularly laws, regulations and policies relating to trade restrictions, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies affecting Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in the "Operating and Financial Review and Prospects" and "Information on the Company" sections and elsewhere in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.


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